# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 01915A109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 745 FIFTH AVENUE, 745 FIFTH AVENUE, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0002054661-25-000002
Filed by CIK 0002054661
Persons authorized to receive notices and communications: David Lee, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 832-330-7795

## Reporting persons
- Digitas Global LLC (CIK 0002054661): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: 13D was filed in error. Upon further analysis of applicable SEC regulations, the reporting person has determined that it does not have beneficial ownership of the securities of the issuer under Rule 13d-3 of the Exchange Act. The reporting person lacks both voting power and investment power (dispositive power) over the securities previously reported. This determination was made on 9/12/2025. As a result, the reporting person beneficially owns 0 shares of the issuer's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, 745 FIFTH AVENUE, NEW YORK, New York (NY), 10151
Comment: Upon further analysis of applicable SEC regulations, the reporting person has determined that it does not have beneficial ownership of the securities of the issuer under Rule 13d-3 of the Exchange Act. The reporting person lacks both voting power and investment power (dispositive power) over the securities previously reported. This determination was made on [date]. As a result, the reporting person beneficially owns 0 shares of the issuer's Common Stock.

## Item 2. Identity and Background
Name of person filing: David Lee
Residence or business address:
24285 Katy Freeway, Suite 300
Katy, Texas 77494
Present principal occupation or employment:
Digitas Global, LLC
24285 Katy Freeway, Suite 300
Katy, Texas 77494
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: USA

## Signatures
- Digitas Global LLC: David Lee, CEO (09/12/2025)